Exhibit 99.B(h)(13)

Dated as of:
May 19, 2011

SCHEDULE A

to the Expense Limitation Agreement
Between The Boston Trust & Walden Funds (f/k/a The Coventry Group)
and
Boston Trust Investment Management, Inc.

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit(1)

Boston Balanced Fund	1.00%

Boston Equity Fund	1.00%

Boston Trust Small Cap Fund	1.00%

Boston Trust Midcap Fund	1.00%

Walden Social Balanced Fund	1.00%

Walden Social Equity Fund	1.00%

Walden Midcap Fund	1.00%

Walden Small Cap Innovations Fund	1.00%

THE BOSTON TRUST & WALDEN FUNDS		BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By:	/s/ Lucia Santini	By:	/s/ William Apfel

Name:	Lucia Santini	Name:	William Apfel

Title:	President	Title:	EVP

(1) Expressed as a percentage of a Fund’s average daily net assets.